Exhibit 99.2

ORLA MINING LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Thursday, June 23, 2022 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Election of Directors:	FOR	WITHHELD
Charles Jeannes	140,692,198 (82.78%)	29,261,278 (17.22%)	Carried
Jason Simpson	155,130,277 (91.28%)	14,823,199 (8.72%)	Carried
Jean Robitaille	141,055,551 (83.00%)	28,897,925 (17.00%)	Carried
Tim Haldane	169,706,677 (99.85%)	246,799 (0.15%)	Carried
David Stephens	140,665,343 (82.77%)	29,288,133 (17.23%)	Carried
Elizabeth McGregor	141,008,878 (82.97%)	28,944,598 (17.03%)	Carried
Tamara Brown	169,687,720 (99.84%)	265,756 (0.16%)	Carried
Scott Langley	149,067,379 (87.71%)	20,886,097 (12.29%)	Carried

	FOR	WITHHELD
2. Appointment of Auditors: Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Board of Directors to fix their remuneration.	175,269,057 (99.88%)	212,838 (0.12%)	Carried

	FOR	AGAINST
3. Amended and Restated By-Law No. 1: To ratify, confirm and approve the Amended and Restated By-Law No. 1 of the Company.	169,916,984 (99.98%)	36,492 (0.02%)	Carried